Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-282809
Relating to the
Preliminary Prospectus Supplements
Dated January 28, 2026
(To Prospectus Dated October 24, 2024)
Joby Aviation Prices Upsized Offering of Primary Common Stock and Upsized Offering of Convertible Senior Notes
SANTA CRUZ, Calif., January 28, 2026—Joby Aviation, Inc. (NYSE: JOBY), a company developing electric air taxis for commercial passenger service, today announced the pricing of its concurrent public offerings of $600.0 million aggregate principal amount of 0.75% convertible senior notes due 2032 (the “notes”) (such offering, the “note offering”) and 52,863,437 shares of Joby’s common stock, $0.0001 par value per share (the “common stock”), at a public offering price of $11.35 per share (such offering, the “common stock offering”) and of the offering by Morgan Stanley, acting on behalf of itself and/or its affiliates (in such capacity, the “delta offering underwriter”), of 5,286,343 shares of Joby’s common stock, borrowed from third parties (such offering, the “delta offering”), to facilitate hedging transactions (whether physical sales and/or through privately negotiated derivatives transactions) by some of the investors of the notes. The delta offering underwriter will initially offer the shares of common stock to the public at a price of $11.35 per share and subsequently offer the shares of common stock for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices at the time of sale, at prices related to prevailing market prices or at negotiated prices. The aggregate offering size of the note offering and the common stock offering was increased from the previously announced combined offering size of $1.0 billion. The note offering, the common stock offering and the delta offering are scheduled to settle on February 2, 2026, subject to customary closing conditions. Joby also granted the underwriters of the note offering a 30-day option to purchase up to an additional $90.0 million aggregate principal amount of notes solely to cover over-allotments, and granted the underwriters of the common stock offering a 30-day option to purchase up to an additional 7,929,515 shares of common stock. The completion of the note offering will not be contingent on the completion of the common stock offering, and the completion of the common stock offering will not be contingent on the completion of the note offering or the completion of the delta offering. The delta offering and the note offering are contingent upon one another. The completion of the delta offering is not contingent on the completion of the common stock offering.
Morgan Stanley, Allen & Company LLC and BofA Securities are acting as joint book-running managers, and Barclays, Needham & Company, Canaccord Genuity, H.C. Wainwright & Co. and Raymond James are acting as co-managers for the common stock offering. Morgan Stanley, BofA Securities, Allen & Company LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers, and Barclays, Needham & Company, Canaccord Genuity, H.C. Wainwright & Co. and Raymond James are acting as co-managers for the note offering. Morgan

Stanley is acting as sole book-running manager for the delta offering. ICR Capital LLC is acting as Joby’s financial advisor for the note offering.
Convertible Senior Notes Offering
The notes will be senior, unsecured obligations of Joby and will accrue interest at a rate of 0.75% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2026. The notes will mature on February 15, 2032, unless earlier repurchased, redeemed or converted. Before November 17, 2031, noteholders will have the right to convert their notes only upon the occurrence of certain events. From and after November 17, 2031, noteholders may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Joby will settle conversions by paying or delivering, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at Joby’s election. The initial conversion rate is 70.4846 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $14.19 per share of common stock. The initial conversion price represents a premium of approximately 25.0% over the public offering price per share of common stock in the delta offering. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.
The notes will be redeemable, in whole or in part (subject to certain limitations), for cash at Joby’s option at any time, and from time to time, on or after February 20, 2029 and on or before the 26th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of Joby’s common stock exceeds 130% of the conversion price for a specified period of time. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
If a “fundamental change” (as defined in the indenture for the notes) occurs, then, subject to a limited exception, noteholders may require Joby to repurchase their notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
Use of Proceeds
Joby estimates that the net proceeds from the common stock offering will be approximately $576.0 million (or approximately $662.4 million if the underwriters of the common stock offering fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and estimated offering expenses. Joby estimates that the net proceeds from the note offering will be approximately $582.9 million (or approximately $670.4 million if the underwriters of the note offering fully exercise their over-allotment option to purchase additional notes), after deducting the underwriting discounts and commissions and Joby’s estimated offering expenses. Joby intends to use approximately $55.0 million of the net proceeds from the note offering to fund the cost of entering into the capped call transactions described below. Joby intends to use the remainder of the net proceeds from the note offering, together with the net proceeds from the common stock offering, existing cash, cash equivalents and short-term investments, to fund its certification and manufacturing efforts, prepare for commercial operations and for general working capital and other general corporate purposes. If the underwriters of the note offering exercise their over-allotment option to purchase additional notes, then Joby intends to use a portion of the additional net proceeds from the note offering to fund the cost of entering into additional capped call transactions as described below. Joby will not receive any proceeds from the delta offering.
Capped Call
In connection with the pricing of the notes, Joby entered into privately negotiated capped call transactions with certain of the underwriters of the note offering and/or their affiliates and certain other financial institutions (the “option counterparties”). The capped call transactions will cover, subject to anti-dilution adjustments, the number of shares of Joby’s common stock underlying the notes.
The cap price of the capped call transactions will initially be $22.70 per share, which represents a premium of 100% over the public offering price per share of $11.35 per share in the delta offering, and is subject to certain adjustments under the terms of the capped call transactions.
The capped call transactions are expected generally to reduce the potential dilution to Joby’s common stock upon any conversion of the notes and/or offset any potential cash payments Joby is required to make in excess of the principal amount of converted notes, as the case may be, upon conversion of the notes. If, however, the market price per share of Joby’s common stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions.
Joby has been advised that, in connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Joby’s common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of Joby’s common stock or the notes at that time.
In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to Joby’s common stock and/or purchasing or selling Joby’s common stock or other securities of Joby in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so (x) on each exercise date for the capped call transactions, which is in each case expected to occur on each trading day during the 25 trading day period beginning on the 26th scheduled trading day prior to the maturity date of the notes and (y) following any early conversion of the notes, any repurchase of the notes by Joby on any fundamental change repurchase date, any redemption date or any other date on which Joby retires any notes, in each case if Joby exercises its option to terminate the relevant portion of the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of Joby’s common stock or the notes, which could affect a noteholder’s ability to convert its notes, and, to the extent the activity occurs following conversion or during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that noteholders will receive upon conversion of their notes.
The offerings are being made pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”). Each offering will be made only by means of a prospectus supplement relating to that offering and an accompanying prospectus. An electronic copy of the preliminary prospectus supplement (and, when available, the final prospectus supplement) for each offering, together with the accompanying prospectus, is or will be available on the SEC’s website at www.sec.gov. Alternatively, copies of these documents can be obtained by contacting: Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; BofA Securities, Inc. at NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Allen & Company LLC, Attention: Prospectus Department, 711 Fifth Avenue, 9th floor, New York, New York 10022, by telephone at (212) 339-2220, or by email at allenprospectus@allenco.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.
This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
About Joby
Joby Aviation, Inc. (NYSE: JOBY) is a California-based transportation company developing an all-electric, vertical take-off and landing air taxi. Joby intends to both operate its fast, quiet, and convenient air taxi service in cities around the world and sell its aircraft to other operators and partners.
Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the offerings, the expected amount and intended use of the net proceeds and the effects of entering into the capped call transactions described above. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Joby’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offerings, risks described under the caption “Risk Factors” in the preliminary prospectus supplements (and, when available, the final prospectus supplements) for the offerings and risks relating to Joby’s business, including those described in periodic reports that Joby files from time to time with the SEC. Joby may not consummate the offerings described in this press release and, if the offerings are consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. For a further description of the risks and uncertainties relating to Joby’s business in general, see the prospectus supplements related to the offerings and Joby’s current and future reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025, and its Quarterly Reports on Form 10-Q filed with the SEC on May 8, 2025, August 7, 2025 and November 6, 2025. The forward-looking statements included in this press release speak only as of the date of this press release, and Joby does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.
Contact Information
Media:
Charles Stewart
press@jobyaviation.com
Investors:
investors@jobyaviation.com